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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Investor Relations Contact:

Ziv Zviel

Ehud Helft/Kenny Green

Magic Software Enterprises Ltd

Gelbart Kahana International

+972-3-538-9219

1-866-704-6710

Ziv_Zviel@magicsoftware.com

Ehud@gk-biz.com

Kenny@gk-biz.com

Magic Software Announces First Quarter Results with Software License Sales Increasing 30% Compared to Fourth Quarter of 2005 and 70% Increase in iBOLT License Sales.

Magic meets iBOLT revenue and partner recruitment targets

OR YEHUDA, ISRAEL (May 18, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter ended March 31, 2006.

First quarter of 2006 results indicate a reversal in the trend in software sales with an incremental increase compared to the previous quarter. Total revenue for the first quarter ended March 31, 2006 was $15.27 million, an increase of 2% from the $15.02 million reported in the fourth quarter of 2005 and a 1% decrease compared to the $15.50 million reported in the first quarter of 2005.

Software sales for the first quarter of 2006, at $4.85 million, increased by 30% from $3.73 million in the fourth quarter of 2005 and remained at the same level as in the first quarter of 2005.  Application sales in the first quarter of 2006, at $1.41 million, decreased 30% from $2.00 million in the fourth quarter of 2005 and 36% from $2.21 million in the first quarter of 2005.

Revenue from maintenance and support, at $3.49 million, increased 4% from $3.37 million in the fourth quarter of 2005, and decreased 2% from $3.55 million in the first quarter of 2005.  Consulting and other services revenues, at $5.53 million, decreased 7% from $5.92 million in the fourth quarter of 2005, and increased by 13% compared to the first quarter of 2005.

Gross profit margin for the first quarter of 2006 was 56%, compared to 52% in the fourth quarter of 2005 and 60% in the first quarter in 2005.

Net loss for the first quarter of 2006 amounted to $169,000 (or $(0.01) per share) compared with a net loss of $1,991,000 (or $(0.06) per share) in the fourth quarter of 2005 and net income of $163,000 (or $0.01 per share) in the first quarter of 2005.

In the first quarter of 2006, Europe accounted for 35% of our total revenue, while North America and Japan accounted for 33% and 20% of total revenue, respectively. The rest of the world accounted for 12% of total revenue in the first quarter of 2006.

“We are pleased with the results of our first quarter, and believe that we are back on an upward trend. Although we still have many challenges in front of us, we are hopeful that this trend will continue throughout 2006,” said David Assia, Chairman and acting CEO of Magic Software Enterprises. "Our efforts to introduce iBOLT to the marketplace over the last two years and develop this channel have begun to bear fruit and we believe that this is only the beginning of iBOLT acceptance in the market. In addition, we are meeting our SAP Business One partner recruitment and sales targets and achieving our planned revenues from this channel.”

“Our first quarter results show the importance we see to strict controls over our expenses and cash flows” Assia continued. “ Our expenses during the quarter have substantially decreased compared to the previous quarter, our DSO remained low and our cash flows for the quarter were positive in spite large investments made during the quarter.”

Accomplishments:

The following highlights were announced, or occurred since Magic Software Enterprises' last earnings statement:

•

Magic began the controlled release of eDeveloper V10 on March 30. General availability is planned for June 30, 2006.

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Magic continued the successful execution of its SAP Partners Program and added 35 new partners to the iBOLT SE Partner Program.

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Following the successful results of Advanced Answers on Demand, Magic acquired an additional 16% of the company, from its external shareholder, thus attaining full control of the company.

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In accordance with its strategy to focus on its core business, Magic sold the rights to eContact, its Call Center Management application.

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A leading European supply chain services specialist based in the United Kingdom added the iBOLT Integration Platform to its integration tool set.

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Magic Israel concluded an extension of its three year contract with the Israeli Government. This extension includes the ability to now sell iBOLT in addition to eDeveloper.

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Medway Ports purchased iBOLT to support the integration of disparate systems within its organization.

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Menzies Aviation chose iBOLT to help it deliver business critical data to managers by integrating disparate systems across the organization. This move further demonstrates the growing adoption of iBOLT by Magic’s traditional customer base.

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A major car rental company in the United States also acquired the iBOLT integration tool for enabling data consolidation, information sharing and better decision making.

•

A major North American insurance company decided to restructure its operations system using the Magic's eDeveloper tool. This will enable the customer to improve performance, the developers’ productivity, the decision making and the security of data access.

•

Penetration of the Scandinavian market continues with several iBOLT sales through Nordic partner VM-Line.

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An iBOLT partnership was entered into with Malta-based Makeezi to allow it to promote iBOLT in Malta, North Africa and Southern Italy.

•

Another iBOLT partnership was entered into with a leading developer of integrated software for municipalities, local governments, and utility companies throughout Canada and the United States.

Throughout this quarter Magic attended a number of focused events worldwide that led to increased exposure.

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In February Magic’s European offices participated in a series of SAP road shows.

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Magic was present and launched eDeveloper V10 at Cebit in March.

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Magic participated in the IBM ITSO Forums and BP Expo in Sorrento, Italy and Rochester, MN in February.

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Magic participated at the IBM iSeries users' conference Common in Minnesota in March.

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Magic products were included in the IBM System i5 Tools Innovation Network CD.

Conference Call

Magic Software will host a conference call today, Tuesday, May 18, 2006. The conference call will begin at 9am EST, 2pm GMT, or 4pm in Israel, to discuss the Company’s first quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 229 7198

From Canada: 1 866 485 2399

From Israel: 03 918 0609

All others: +972 3 918 0609

Callers should reference the Magic Software earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy and integrate solutions with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both in Israel and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

Consolidated Balance Sheets (US Dollars in Thousands)
	March 31, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$9,850	$9,116
Short term deposits	68	368
Short term marketable securities	4,326	4,381
	14,244	13,865
Accounts receivables
Trade receivables	14,785	14,572
Other receivables and prepaid expenses	3,800	2,832
Inventory	467	400
Total current assets	33,296	31,669

Severance pay fund	1,797	2,135
Long term deposits	621	805
Investments in affiliated companies	255	198
Fixed assets, net	6,770	6,955
Goodwill	22,290	20,762
Other assets, net	11,300	11,199
Total assets	$76,329	$73,723

Liabilities
Current liabilities
Short-term bank debt	$4,199	$4,183
Trade payables	2,387	3,319
Accrued expenses and other liabilities	15,024	10,696
Total current liabilities	21,610	18,198

Long-term loans	220	165
Accrued severance pay	2,100	2,527
Minority interests	134	528

Shareholders' equity
Share capital	830	829
Capital surplus	104,686	104,558
Treasury stock	(6,772)	(6,772)
Accumulated deficit	(46,479)	(46,310)
Total shareholders' equity	$52,265	$52,305
Total liabilities and shareholders’ equity	$76,329	$73,723

Consolidated Statement of Operations

(US Dollars in Thousands)

	Three months ended March	Three months ended December	Three months ended March
	2006 (Unaudited)	2005 (Unaudited)	2005 (Unaudited)
Revenues
Software sales	$4,846	$3,727	$4,870
Applications	1,406	2,003	2,208
Maintenance and Support	3,486	3,365	3,545
Consultancy & other services	5,528	5,921	4,880
Total revenues	$15,266	$15,016	$15,503

Cost of revenues
Software sales	1,698	2,604	1,508
Maintenance and Support	941	481	873
Consultancy & other services	4,151	4,167	3,797
Total cost of revenues	$6,790	$7,252	$6,178

Gross profit	$8,476	$7,764	$9,325

Research & development, net	865	900	1,054
Sales, marketing, and general & administrative expenses	7,286	8,106	8,237
Depreciation	488	402	430
Operating loss	$(163)	$(1,644)	$(396)

Financial expenses, net	72	192	320
Other income	-	-	1,169
Income (loss) before taxes	$(235)	$(1,836)	$453
Taxes on income	47	63	231
Income (loss) before minority Interest	$(282)	$(1,899)	$222
Minority interests in (income) losses of subsidiaries	56	(39)	(112)
Equity gain (loss)	57	(53)	53
Net income (loss)	$(169)	$(1,991)	$163

Earnings (loss) per share, basic and diluted	$(0.01)	$(0.06)	$0.01
Weighted avg. shares outstanding (000’s)	31,094	31,054	31,144
Diluted weighted avg. shares outstanding (000’s)	31,094	31,054	31,904

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: May 18th, 2006